

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 30, 2012

Via E-Mail

Steven Sterin
Senior Vice President and Chief Financial Officer
Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234-6034

> **Re: Celanese Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 11, 2011**
> **File No. 1-32410**
> **Response Letter filed January 11, 2012**

Dear Mr. Sterin:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 in our letter dated December 6, 2011. Please provide the requested materiality analysis with respect to Iranian contacts by Polyplastics Co. Ltd. and Korea Engineering Plastics Co., including financial information for your company from these companies' contacts with Iran. We note from the 10-K that you own 45% of Polyplastics Co. Ltd. and 50% of Korea Engineering Plastics Co.

2. Please tell us whether methanol or polyoxymethylene have dual use or military implications, or are otherwise on the Commerce Department's Commerce Control List.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance